Schering AG receives Not Approvable Letter for HRT product in the US

Berlin, October 18, 2002 - Schering AG (FSE: SCH, NYSE: SHR) announced today that its U.S. subsidiary, Berlex Laboratories, has received a Not Approvable Letter from the U.S. Food and Drug Administration (FDA) in response to the New Drug Application (NDA) for Angeliq(R), a novel drug for the continuous treatment of menopausal symptoms (HRT).

Schering is now seeking an active dialogue with the FDA to learn more about the background of their concerns in order to secure the launch of this innovative HRT drug in the US market.

"After publication of the WHI-study and the public reaction to it, it is understandable that it is difficult to assess new HRT-preparations," said Professor Werner-Karl Raff, Head of Schering AG's Fertility Control&Hormone Therapy business area in a first reaction. "Schering remains committed to addressing the medical needs of postmenopausal women and to provide new options for women who are seeking relief from menopausal symptoms."


					END


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.


Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Astrid Forster, Tel.: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the US:

Media Relations: Jane Kramer, Tel: +1-973-487 2246, jane_kramer@berlex.com Media Relations: Kim Schillace, Tel:+1-973-487 2461, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, Tel: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng




Schering announces the formation of the Schering Stiftung for the promotion of science and culture

Berlin, October 15, 2002; Schering AG, Berlin (FSE: SCH, NYSE: SHR), today announced the establishment of a non-profit foundation, the "Schering Stiftung". The Berlin-based charitable foundation was endowed with initial assets totaling EUR 20 million.
"The Schering Foundation underlines our social commitment and provides a long-term, reliable basis for the contributions we make to promote science and culture," said Dr Hubertus Erlen, Chairman of Schering AG's Executive Board. "Our company is not only very much aware of its responsibility toward its customers and staff, we also want to make our contribution to further advance scientific knowledge and preserve cultural diversity."
The focus of the Stiftung's activities will be on the promotion of science and culture. In addition, it will group Schering's patronage activities in the social, humanitarian and ecological fields together. These activities complement the long-standing work of the Ernst Schering Research Foundation (Schering Forschungsgesellschaft, SFG), which is also based in Berlin.
The Schering Stiftung has a concrete assignment: It will initiate and progress selected scientific and cultural projects, award doctorate scholarships, and take over responsibility for the Ernst Schering Prize, established in 1992, which is one of the most generously endowed research awards in Germany with prize money of EUR 50,000.

The Schering Stiftung was established at the end of September 2002. The Stiftung Council, which will make decisions on fundamental issues concerning the foundation, will be made up of the following appointees: Dr. Hubertus Erlen, Prof. Dr. Guenter Stock, Prof. Dr. Juergen Mittelstrass, Prof. Dr. Manfred Erhardt and Prof. Dr. Albin Eser. The Stiftung Council will appoint a Board, which will run the Stiftung's business.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Personnel: Mathias Claus, Tel.: +49-30-468 120 66;
mathias.claus@schering.de

Find additional information at: www.schering.de/eng